Exhibit 17.2

RESIGNATION OF ALL POSITIONS

I, DONNA SINGER, hereby resign, effective as of and on the date noted below, any and all positions I hold in PURE Bioscience, Inc., a Delaware corporation (“PURE”), including but not limited to that as an officer, director, employee, and authorized agent. In resigning from all said positions, I hereby renounce and irrevocably waive any and all future rights I might have to otherwise retain any or all said positions, except as otherwise provided for in the PURCHASE, SEVERANCE, AND RELEASE AGREEMENT concurrently executed by me.

My resignation is not due to any disagreement with PURE or its directors on any matter, including or relating to PURE’s operations, policies, or practices.

DATED: 13 August 2013	/s/ Donna Singer
DONNA SINGER